NO ACT

PE
1-5-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005912

February 25, 2011

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-25-2011

Re: WellPoint, Inc.
Incoming letter dated January 5, 2011

Dear Ms. Goodman:

This is in response to your letter dated January 5, 2011 concerning the shareholder proposal submitted to WellPoint by the Missionary Oblates of Mary Immaculate. We also have received a letter on the proponent's behalf dated February 7, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

February 25, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: WellPoint, Inc.
Incoming letter dated January 5, 2011

The proposal requests that the board report how the company is responding to regulatory, legislative, and public pressures to ensure affordable health care coverage and the measures the company is taking to contain price increases of health insurance premiums.

There appears to be some basis for your view that WellPoint may exclude the proposal under rule 14a-8(i)(7), as relating to WellPoint's ordinary business operations. In this regard, we note that the proposal relates to the manner in which the company manages its expenses. Accordingly, we will not recommend enforcement action to the Commission if WellPoint omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 7, 2011

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Heather Maples, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to WellPoint, Inc.

Dear Sir/Madam:

I have been asked by the Missionary Oblates of Mary Immaculate (hereinafter referred to as the "Proponent"), who are the beneficial owners of shares of common stock of WellPoint, Inc. (hereinafter referred to either as "Wellpoint" or the "Company"), and who have submitted a shareholder proposal to Wellpoint, to respond to the letter dated January 5, 2011, sent by Gibson Dunn on behalf of Wellpoint to the Securities & Exchange Commission, in which Wellpoint contends that the Proponent's shareholder proposal may be excluded from the Company's year 2011 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Wellpoint's year 2011 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponent's shareholder proposal requests the Company to report on its efforts to ensure affordable healthcare coverage.

BACKGROUND

Wellpoint, which operates as Blue-Cross in a number of states, is one of the two or three largest healthcare companies in the United States, with revenues of almost $60 billion, assets in excess of $50 billion, market cap of approximately $25 billion and profits for the twelve months ended September, 2010, of close to $8 billion. In recent years, some of its operations have been extremely controversial. Thus, its most recent 10-K stated:

> On January 12, 2009, CMS {which acts on behalf of Medicare] notified us that we were suspended from marketing to and enrolling new members in our Medicare Advantage and Medicare Part D health benefit products until remediation efforts had been fully implemented and confirmed. On September 9, 2009, CMS notified us that the sanctions had been lifted. We began marketing our Medicare Advantage and Medicare Part D products on October 1, 2009 and began enrolling new members on November 15, 2009 for the 2010 contract year. However, we are not currently eligible to receive auto-enrollment or reassignment of Medicare Part D Low Income Subsidy, or LIS, beneficiaries. We continue to work with CMS to demonstrate that our operations related to the Medicare Part D LIS programs have been corrected so that we will again be allowed to participate in the Medicare Part D LIS auto-assignment process. (Page 6.)
>
> . . . .
>
> On July 11, 2005, we announced that an agreement was reached with representatives of more than 700,000 physicians nationwide involved in two multi-district class-action lawsuits against us and other health benefits companies. As part of the agreement, we agreed to pay $135.0 million to physicians and to contribute $5.0 million to a not-for-profit foundation whose mission is to promote higher quality health care and to enhance the delivery of care to the disadvantaged and underserved. In addition, we paid $61.3 million in legal fees, including interest, on October 6, 2007. As a result of the agreement, we incurred a pre-tax expense of $103.0 million during the year ended December 31, 2005, which represented the final settlement amount of the agreement that was not previously accrued. Appeals of the settlement initially filed by certain physicians have been resolved. Final cash payments under the agreement totaling $209.5 million, including accrued interest, were made on October 5 and 6, 2006. (Page 7.)

RULE 14a-8(i)(7)

A.

It is difficult to imagine an issue of public policy more important or more in the realm of public discourse than health care reform. It is therefore surely incontrovertible that health care reform, including considerations of affordable health care, raises an important policy issue for all registrants, even those not in the health insurance business. See *Nucor Corporation* (February 27,

2009); *PepsiCo, Inc.* (February 26, 2009); *Bank of America Corporation* (February 17, 2009); *General Motors Corporation* (March 26, 2008); *Exxon Mobil Corporation* (February 25, 2008); *Xcel Energy, Inc.* (February 15, 2008); *The Boeing Company* (February 5, 2008); *United Technologies Corporation* (January 31, 2008). *A fortiori*, it is an important policy issue for those in the industry. *United Health Group Incorporated* (April 2, 2008) (on reconsideration, excluded on other grounds (April 15, 2008)).

The Company attempts to denigrate the importance of the Proponent's shareholder proposal by trying to characterize it as one dealing merely with administrative costs. This is clearly not so, as any fair reading of the proposal makes abundantly clear. On the contrary, the proposal asks the reasonable question of how, post the recent Health Care legislation and other public pressures, the Company intends to "ensure affordable health care coverage" and how it plans to contain premiums.

How wide of the mark the Company's argument is is very well illustrated by its reliance, as the very first Staff letter supposedly supporting its contention, on the *Medallion* letter. In that letter the issue was whether the proponent's proposal concerned *exclusively* an "extraordinary transaction" when it merely asked that "an investment banking concern be engaged to evaluate alternatives to maximize shareholder value" including, but apparently not limited to, a sale of the company. The supporting statement concerned itself mostly with what the proponent deemed to be excessive operating costs. In the circumstances, the Staff not surprising found that "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions". It is difficult to see the relevance of that letter to the instant situation which certain does not involve the question of whether an extraordinary transaction is being requested.

The next four letters relied upon by Wellpoint each involved attempts to micro-manage the registrant's activities and/or failed to raise a significant policy issue, and are therefore inapposite. Thus, *Allstate* involved a request for information on litigation costs, as did the *Puerto Rican Cement* proposal. Similarly, the *Florida Power* letter involved a proposal that totally failed to raise any significant policy issue, but rather tried to tell the Board how to run the company. In the words of the Staff, it involved a proposal requesting that the Board "cease the further dilution of the equity and earnings of the shareholders". Finally, in *Rogers* the proponent proposed the adoption of specified benchmarks for the registrant, such as profit margins of at least 13% and a current ratio of at least 2:1. In contrast, the Proponent's shareholder proposal merely mentions, in the Whereas Clauses, certain general constraints and problems that Wellpoint faces in the current economic/political situation. The statement by the Company (second sentence, carryover paragraph at the bottom of page 4 of its letter) that "the Proposal seeks to impose shareholder oversight on decisions on how the Company markets its services and manages other administrative costs" is simply untrue. At no point in either the Resolve Clause itself or in the Whereas Causes does the proposal suggest HOW the company should accomplish the suggested goals enumerated in the Resolve Clause. Rather, the proposal requests a report by the Company itself on how it will accomplish the goals. Nor by any rational analysis can merely mentioning the "caps" provision in the recent Federal Health Care law be deemed to constitute attempting "to regulate some of the quintessential functions of management". (See third line, top of page 5.)

Finally, the *Johnson & Johnson* Staff letter renders nil support for the Company's position. We submit that there is no truth whatsoever to the Company's assertion that the proposal there at issue "was worded virtually identically to the Proposal presented here". Although the *J & J* proposal did indeed use language that overlaps with the language in the Proponent's proposal, the thrust of the *J & J* proposal is not to be found in that overlapping language, but rather in what was explicitly requested in *J & J,* namely that that registrant "review [its] pricing and marketing policies". The Staff decision explicitly cites that, and only that, language in deeming the proposal to relate to the registrant's ordinary business operations.

B.

The thrust of the Proponent's proposal is not to inquire how the Company will comply with various laws and regulations. Rather, it is how the Company will comply with societal pressure to ensure that there is affordable health care coverage. For example, the mention by the Proponent in the fifth Whereas Clause of the fact that exchanges will have the authority to bar certain plans from the exchange is hardly a statement that Wellpoint must comply with the law. Indeed, Wellpoint is not required to become a member of any exchange and it may or may not apply to be on one or more exchanges. A reference to possible requirements on such exchanges hardly constitutes a request to comply with mandatory legal requirements. Similarly, the references in the following paragraph to the fact that rate requests may be subjected to enhanced state scrutiny or that "Congressional leaders" have called for greater transparency are hardly requests to comply with the law. Nor does summarizing in Whereas Clause paragraph four the Proponent's understanding of certain changes that will result from the recent legislation constitute a call for the Company to comply with the law.

Consequently, none of the Staff letters cited by Wellpoint are relevant. The Company makes the contention (first full paragraph, bottom of page 7) that the proposal involves "overseeing and managing the Company's compliance with applicable laws". This is quite simply untrue and a caricature of the Proponent's proposal which does no such thing. Rather, it asks how the Company will respond to societal pressures to provide affordable health care coverage and contain premium increases.

Consequently, the Staff letters cited by Wellpoint are irrelevant to the Proponent's shareholder proposal. In each and every Staff letter cited by the Company, the proponent, in essence, asked the registrant to do what the law required of it. In contrast, the Proponent is asking Wellpoint to go well beyond the law and to respond to the widespread societal desire to "ensure affordable health care coverage" and "contain the price increases" in premiums. Neither is mandated by law. In contrast, in the *Bear Stearns* letter, relied upon heavily by the Company, the request was to assess the impacts on, and costs to, the registrant of certain legislation. In the instant situation, contrary to the Company's assertion (see final sentence of second full paragraph of Section "B", page 6), the Company is NOT being asked to "report on how the Company is managing costs in light of recent legislation and regulatory initiatives". The Proponent's proposal asks no such thing. Rather, it requests the Company to explain how it will provide "affordable health care" and "contain "price increases. A resolution identical to that in *Bear*

Stearns was also at issue in the *Morgan Stanley* letter, also heavily relied upon by Wellpoint. Finally, although the Company cites some thirteen additional letters, each of them is even further off the mark since each involved a direct request to follow some provision or aspect of law.

C.

The Company's argument has been sufficiently refuted by the prior portions of this letter.

In summary, for the forgoing reasons, the Proponent's shareholder proposal is not excludable by virtue of Rule 14a-9(i)(7).

RULE 14a-8(i)(10)

The company's second argument fares no better.

In examining the question of whether the Company has substantially complied with the Proponent's request for information, it is well to bear in mind the facts set forth in the earlier section of this letter entitled "Background, and to view the adequacy of the Company's disclosures in that light.

Wellpoint uses three arguments in its unsuccessful attempt to establish that it has already responded to the Proponent's request that it provide a report on (i) how it is responding to "pressures to ensure affordable health care coverage" and (ii) the steps that it is taking to "contain the price increases of health insurance premiums". These arguments are that the requested information, although widely scattered, is available in three places, namely (1) at various snippets in the Company's most recent 10-K; (2) although no specific information is quoted or actually described, in Item 1A and (somewhere) in the various 10Qs that Wellpoint files; and (3) in the Company's 2009 Summary Annual Report (again without specific citations).

As a preliminary matter, we note that a scattering of miscellaneous disclosures that shareholders could never put together to get a comprehensive picture of the Company's actions can never moot a request for a report on a specific topic. The existence of data about a given topic, somewhere in the universe, does not moot a request that a registrant prepare a report on a given topic. *ITT Corporation* (March 12, 2008) (the existence of information in government or Congressional files does not moot a request for a report containing such information, nor does the fact that the information is available somewhere on the internet)); *Mobil Corporation* (February 9, 1989) (availability of information in government offices does not render moot a proposal that the same information be made available in a report to shareholders); *American Express Company* (January 23, 1989) (same); *General Electric Company* (January 30, 1989) (same); *Bank America Corporation* (February 27, 1989) (same). See also *International Business Machines Corporation* (March 7, 1988); *Citicorp* (February 21, 1985).

These Staff letters are based on the premise that a registrant cannot claim that it has substantially implemented a request for information if shareholders cannot, as a practical matter, access that information either because they cannot know where to look for it or because it is in a form that prevents ready access to it.

We submit that both are true in the present situation.

When the principles underlying the Staff letters are applied to the Company's second argument (concerning information in Item 1A and the 10Q) it becomes immediately apparent that the Company has failed to carry its burden of establishing mootness. Wellpoint's contention, that Item 1A of the 10-K as well as the 10-Q provides the data, falls well short of the mark. Although Wellpoint asserts that the requested data is there, it is apparently unable to cite chapter and verse. Consequently, it has not carried its burden of establishing that it has substantially implemented the Proponent's request for a report.

A similar infirmity exists with respect to the Company's third argument, namely that the information requested appears somewhere in the Company's "2009 Summary Annual Report" (the Company's Exhibit B.) However, the Company is apparently unable to say exactly where, by citing chapter and verse. Although we appreciate the eleven full page pictures (plus lots of smaller ones) scattered among the financial tables in this 36 page report, we fail to see how it can conceivably be responsive to the Proponent's request for the specified data and information.

The Company's mootness argument thus rests primarily on its first argument, the miscellany of isolated generalities listed in the bullet points on pages 10-11 of its letter. An examination of these various bullet points shows that they, too, have failed to carry the Company's burden of proof on the issue of mootness. For example, the first bullet point cites such matters as Quality Care and Formulary Management as establishing that Wellpoint has provided the data requested by the Proponent on ensuring "affordable health care coverage" and containing "price increases" in premiums. Those two paragraphs in the 10-K read in their entirety as follows:

> *Formulary management.* We have developed formularies, which are selections of drugs based on clinical quality and effectiveness. A pharmacy and therapeutics committee of physicians uses scientific and clinical evidence to ensure that our members have access to the appropriate drug therapies. This function remained with us after the sale of our PBM business.
>
> *Quality programs.* We are actively engaged with our hospital and physician networks to enable them to improve medical and surgical care and achieve better outcomes for our members. We endorse, encourage and incent hospitals and physicians to support national initiatives to improve the quality of clinical care, patient outcomes and to reduce medication errors and hospital infections. We have demonstrated our leadership in developing hospital quality programs.

The remaining two items in this bullet point are hardly more explicit in providing the requested information. Thus, the short paragraph entitled *Anthem Care Compare* lists some types of information that an insured can obtain via Anthem Care Compare. It is unclear what the 10-K refers to (the undersigned, who is perhaps IT challenged, failed to find any information about it on the Wellpoint web site, which does not appear to have the ability to be searched). However, if one already knows where to search, a description of the program can be obtained at www3.anthem.com/flashtour/AnthemCareComparison/demo which says that it is a program in a limited number of geographic areas that will tell you, e.g., the price that Wellpoint has negotiated with various local hospitals for a given procedure. It therefore seems to be a way for insureds to find out about how much they will have to pay for out of pocket for a given procedure, rather than about what Wellpoint itself is doing to fight run-away medical costs.

Finally the bullet point refers to the 10-K description of Personal Health Care Guidance. We submit that the text, set forth immediately below, provides little in the way of the type of information requested by the Proponent's shareholder proposal:

> *Personal Health Care Guidance.* These services help improve the quality, coordination and safety of health care, enhance communications between patients and their physicians, and reduce medical costs. Examples of services include member and physician messaging, providing access to evidence-based medical guidelines, physician quality profiling, and other consulting services.

The second bullet point describes several items that the 10-K lists under the general heading of Care Management Programs. They are all part of "360 Health" and are described in the 10-K as follows:

> *ConditionCare* and *FutureMoms* are care management and maternity management programs that serve as excellent adjuncts to physician care. A dedicated nurse and added support from our team of dietitians, exercise physiologists, pharmacists, health educators and other health professionals help participants understand their condition, their doctor's orders and how to become a better self-manager of their condition.
>
> *24/7 NurseLine* offers access to qualified, registered nurses anytime. This allows our members to make informed decisions about the appropriate level of care and avoid unnecessary worry. This program also includes a robust audiotape library, accessible by phone, with more than 400 health topics, as well as on-line health education topics designed to educate members about symptoms and treatment of many common health concerns.
>
> *ComplexCare* is an advanced care management program that reaches out to participants with multiple health care issues who are at risk for frequent and high levels of medical care in order to offer support and assistance in managing their health care needs. *ComplexCare* identifies candidates through claims analysis using predictive modeling techniques, the use of health risk assessment data, utilization management reports and referrals from a physician or one of our other programs, such as the *24/7 NurseLine*.

> *MyHealth Advantage* utilizes integrated information systems and sophisticated data analytics to help our members improve their compliance with evidence-based care guidelines, providing personal care notes that alert members to potential gaps in care, enable more prudent health care choices, and assist in the realization of member out-of-pocket cost savings.

We submit that nothing in "360 Health" is responsive to the requested report called for by the Proponent's shareholder proposal.

The Company's third bullet point consist solely of a one sentence quote taken from Wellpoint's 10-K. No elaboration is provided of any of the items on the bare-bones list, either in the 10-K itself or in the Company's letter.

The Company's fourth bullet point refers to a recent acquisition of a service provider. The complete text of the 10-K description of this transaction is as follows:

> On August 1, 2007, we completed our acquisition of Imaging Management Holdings, LLC, whose sole business is the holding company parent of American Imaging Management, Inc., or AIM. AIM is a leading radiology benefit management and technology company and provides services to us as well as other customers nationwide, including several other Blue Cross and Blue Shield licensees. The acquisition supports our strategy to become the leader in affordable quality care by incorporating AIM's services and technology for more effective and efficient use of radiology services by our members. The purchase price for the acquisition was approximately $300.0 million in cash.

Frankly, we are baffled as to how this is responsive to the request made in the Proponent's shareholder proposal.

Set for below is the 10-K text cited by the Company in its fifth bullet point. Although the word "costs" appear a couple of times in this discussion, we believe that the Staff will agree that it is not even a partial response to the Proponent's information request.

> Our relationships with physicians, hospitals and professionals that provide health care services to our members are guided by regional and national standards for network development, reimbursement and contract methodologies.
>
> We attempt to provide market-based hospital reimbursement along industry standards. We also seek to ensure that physicians in our network are paid in a timely manner at appropriate rates. We use multi-year contracting strategies, including case or fixed rates, to limit our exposure to medical cost inflation and increase cost predictability. We seek to maintain broad provider networks to ensure member choice, based on both price and access needs, while implementing programs designed to improve the quality of care received by our members.

It is generally our philosophy not to delegate full financial responsibility to our physician providers in the form of capitation-based reimbursement. However, in certain markets we believe capitation can be a useful method to lower costs and reduce underwriting risk, and we therefore have some capitation contracts.

Depending on the consolidation and integration of physician groups and hospitals, reimbursement strategies vary across markets. Fee-for-service is our predominant reimbursement methodology for physicians. Physician fee schedules are developed at the state level based on an assessment of several factors and conditions, including CMS resource-based relative value system, or RBRVS, changes, medical practice cost inflation and physician supply. We utilize CMS RBRVS fee schedules as a reference point for fee schedule development and analysis. The RBRVS structure was developed and is maintained by CMS, and is used by the Medicare program and other major payers. In addition, we have implemented and continue to expand physician incentive contracting, which recognizes clinical quality and performance as a basis for reimbursement.

Our hospital contracts provide for a variety of reimbursement arrangements depending on local market dynamics and current hospital utilization efficiency. Most hospitals are reimbursed a fixed amount per day or per case for inpatient covered services. Some hospitals, primarily sole community hospitals, are reimbursed on a discount from approved charge basis for covered services. Our "per case" reimbursement methods utilize many of the same attributes contained in Medicare's Diagnosis Related Groups, or DRG, methodology. Hospital outpatient services are reimbursed by fixed case rates, fee schedules or percent of approved charges. Our hospital contracts recognize unique hospital attributes, such as academic medical centers or community hospitals, and the volume of care performed for our members. To improve predictability of expected cost, we frequently use a multi-year contracting approach and have been transitioning to case rate payment methodologies. Many of our hospital contracts have reimbursement linked to improved clinical performance, patient safety and medical error reduction.

The matter referenced in the sixth bullet is apparently the materials to be found scattered among pages 9-12 under the headings PPO plans, HMO plans, Consumer-Driven Health Plans and Point-of-Service plans. Even if this information was responsive to the Proponent's request, it is so scattered as to be almost worthless. However it is not responsive. Set forth immediately below is the 10-K text with respect to each of these four plans:

Preferred Provider Organization. PPO products offer the member an option to select any health care provider, with benefits reimbursed by us at a higher level when care is received from a participating network provider. Coverage is subject to co-payments or deductibles and coinsurance, with member cost sharing usually limited by out-of-pocket maximums.

Consumer-Driven Health Plans. CDHPs provide consumers with increased financial responsibility, choice and control regarding how their health care dollars are spent. Generally, CDHPs combine a high-deductible PPO plan with an employer-funded and/or employee-funded personal care account, which may result in tax benefits to the employee.

Some or all of the dollars remaining in the personal care account at year-end can be rolled over to the next year for future health care needs.

Health Maintenance Organization. HMO products include comprehensive managed care benefits, generally through a participating network of physicians, hospitals and other providers. A member in one of our HMOs must typically select a primary care physician, or PCP, from our network. PCPs generally are family practitioners, internists or pediatricians who provide necessary preventive and primary medical care, and are generally responsible for coordinating other necessary health care services. We offer HMO plans with varying levels of co-payments, which result in different levels of premium rates.

Point-of-Service. POS products blend the characteristics of HMO, PPO and indemnity plans. Members can have comprehensive HMO-style benefits through participating network providers with minimum out-of-pocket expenses (co-payments) and also can go directly, without a referral, to any provider they choose, subject to, among other things, certain deductibles and coinsurance. Member cost sharing is limited by out-of-pocket maximums.

Thus, bullet point six is simply a description of standard, well-known types of medical insurance arrangements. It is totally unresponsive to the request in the Proponent's shareholder proposal.

Finally, bullet point seven refers to the Company's "comprehensive plan" to address the problem of uninsured individuals. Unfortunately, neither the Company's letter nor the 10-K actually describes any such plan.

We concede that among the vast verbiage referred to by the seven bullet points, there is an occasional gleam (probably of fool's gold rather than the real thing) almost hidden in the vast quantity of dross. We submit that these occasional references to costs or pricing cannot possibly be deemed to be responsive to the Proponent's shareholder proposal. As noted on page four of this letter, the scattering of miscellaneous disclosures that shareholders could never put together to get a comprehensive picture of the Company's actions can never moot a request for a report on a specific topic. The existence of data about a given topic, somewhere in the universe, does not moot a request that a registrant prepare a report on a given topic. (See citations on page four.) The very best that can be said for the Company is that it has tiny snippets of information scatted in numerous parts of the 10-K, in the Summary Annual Report etc. Effectively, they are scattered throughout the universe.

In summary, for the forgoing reasons, the Proponent's shareholder proposal is not excludable by virtue of Rule 14a-9(i)(10).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Amy L. Goodman, Esq.
Fr Seamus Finn
Cathy Rowan
Fr Michael Crosby
Laura Berry

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy L. Goodman
Direct 202.955.8653
Fax 202.530.9677
AGoodman@gibsondunn.com

Client C 98407-00001

January 5, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *WellPoint, Inc.*
Shareholder Proposal of the Missionary Oblates of Mary Immaculate
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, WellPoint, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Missionary Oblates of Mary Immaculate (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request that the Board of Directors report by December 2011 (at reasonable cost and omitting proprietary information) how our company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures our company is taking to contain the price increases of health insurance premiums.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to:

(i) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations (*i.e.*, management of marketing and other administrative expenditures, and compliance with laws); and

(ii) Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Relates To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The Commission added, "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Administrative Expenditures

The Proposal asks the Company's Board of Directors (the "Board") to report on measures being taken "to contain the price increases of health insurance premiums." The Proposal is intended to, and necessarily does, implicate the Company's oversight and management of its administrative costs, including marketing costs, and thereby implicates the Company's ordinary business operations. This aspect of the Proposal is reflected by the supporting statement, which states:

> According to [a] Commonwealth Fund report, administrative costs currently account for nearly 13% of insurance premiums. Administrative costs range from about 5% for large employers and firms that self-insured, to 30% of the premium for individuals who purchase their own insurance. Higher costs for marketing, underwriting, churning, benefit complexity and brokers' fees explain the bulk of the difference[.]

In the paragraph following the one quoted above, the supporting statement states that health insurers will be required by recently enacted legislation "to report the share of premiums spent on nonmedical costs." Still later, the supporting statement comments that health insurance exchanges authorized under recent federal legislation "will have authority to . . . set caps on . . . overhead." Finally, in arguing for the Proposal, the paragraph that immediately precedes the Proposal declares:

> While passage of health reform legislation was a major achievement, there are ongoing concerns as to its long-term affordability and accountability for controlling costs. Failure to control costs could undermine the goals of health care reform. . . .

In this context, the language in the Proposal calling for information on "the measures our company is taking to contain the price increases of health insurance premiums" clearly encompasses information on the Company's oversight and management of administrative costs.

The Staff has consistently concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals that implicate and seek to oversee a company's ordinary business operations, including how companies choose to allocate corporate funds toward marketing and other administrative expenses. In this respect, the Proposal is substantively the same as one considered in *Medallion Financial Corp.* (avail. May 11, 2004). There, the proposal requested that the company engage an investment banking firm "to evaluate alternatives to maximize stockholder value including a sale of the company." Although the proposal specifically addressed a sale of the entire company – a matter which the Staff has viewed as raising significant policy issues – the supporting statement included a paragraph arguing that one of the reasons the company was not maximizing shareholder value was "Medallion's very high operating expenses." Medallion pointed out to the Staff that the inclusion of operating expenses showed the proposal was not limited to extraordinary transactions, and thus implicated the company's ordinary business operations. The Staff concurred that the proposal could be excluded based on Rule 14a-8(i)(7). *See also Allstate Corp.* (avail. Feb. 5, 2003); *Puerto Rican Cement Co., Inc.* (avail. Mar. 25, 2002) (in each case, concurring that proposals requesting company reports on legal expenses were excludable under Rule 14a-8(i)(7)); *Rogers Corp.* (avail. Jan. 18, 1991) (concurring with the exclusion of a proposal and noting that the "day-to-day financial operations" of the company constituted ordinary business matters where the proposal asked the company's board of directors to adopt specific financial performance standards and contained, in its supporting statement, contentions that "[b]oard deliberations on spending allocations" had resulted in excessive spending on research and development).

The above-cited letters are part of a long line of precedent that includes *Florida Power & Light Co.* (avail. Jan. 18, 1983). There, the company received a proposal requesting the board to use "every available means consistent with insuring the safe efficient operation and financial integrity of the company, to minimize and cease the further dilution of the equity and earnings of the shareholders." The company argued, and the Staff concurred, that the proposal necessarily implicated "the determination of whether or not to seek further rate increases, *reduce capital expenditures*, *reduce operating costs* or utilize other means to reduce dilution" (emphasis added), and thereby implicated matters relating to the company's ordinary business operations.

The Proposal's focus on administrative costs renders it excludable under Rule 14a-8(i)(7) because it seeks to micro-manage the Company's day-to-day expenses on items best left to the discretion of the Company's management. In addition, the Proposal seeks to impose shareholder oversight on decisions on how the Company markets its services and manages other administrative costs; matters that involve the type of complex decisions that are "so fundamental to management's ability to run a company on a day-to-day basis." Similarly, by noting in the supporting statement that proposed insurance exchanges may cap "overhead" at certain percentages of premium costs, the Proponent sweeps into the Proposal's scope such basic day-to-day expenses as salaries and maintenance costs. By focusing on impending restrictions on overhead costs and singling out administrative costs for special scrutiny, the Proposal attempts to regulate some of the quintessential functions of management. In this respect, the Proposal also is identical to one that was addressed in *Johnson & Johnson* (avail. Jan. 12, 2004). There, the Sisters of Charity of Saint Elizabeth presented a proposal that was worded virtually identically to the Proposal presented here. Specifically, in *Johnson & Johnson*, the Proposal requested "That the Board of Directors review pricing and marketing policies and prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by September, 2004, on how our company will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs." The Staff concurred in exclusion under Rule 14a-8(i)7) of the proposal in *Johnson & Johnson*, commenting that the proposal related to "its ordinary business operations (i.e., marketing and public relations)."

In *Johnson & Johnson*, "marketing policies" were mentioned in the text of the proposal while here, as discussed above, the Proposal's supporting statement repeatedly mentions the Company's marketing and other administrative cost decisions. The location of these references does not alter the fact that the Proposal implicates ordinary business considerations, for (as noted in the letter in *Johnson & Johnson*) the Staff consistently has taken the position that proponents may not circumvent Rule 14a-8(i)(7) where it is clear from the supporting statement or otherwise that the proposal implicates ordinary business matters. For example, in *General Electric Co. (St. Joseph Health System and the Sisters of St. Francis of Philadelphia)* (avail. Jan. 10, 2005), the Staff concurred in the exclusion of a proposal where the "resolved" clause related to the company's executive compensation policy (an issue the Staff has determined raises significant policy considerations) because the supporting statement demonstrated that the proposal implicated the issue of the depiction of smoking in motion pictures. Likewise, in *Corrections Corporation of America* (avail. Mar. 15, 2006), the Staff concurred that a proposal could be excluded under Rule 14a-8(i)(7) where the "resolved" clause addressed a particular executive compensation policy but the supporting statement related to general compensation matters. See also *Medallion Financial Corp.*, discussed above, where language in the supporting statement demonstrated that the proposal implicated ordinary business matters. Here, the Proposal necessarily implicates the ordinary business issue of marketing and other administrative costs; the request in the Proposal for information on "the measures our company is taking to contain the price increases of health insurance premiums" is a clear reference that encompasses how the Company is managing such costs, and the numerous references in the supporting statement to marketing, overhead and administrative costs bear this out.

B. *The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Compliance With State And Federal Laws*

The Proposal's supporting statement devotes nearly four full paragraphs to addressing the ways in which compliance with federal and state legislation and regulation are implicated by the Proposal. The Proponent states, for example, that "health insurers will be required to submit justification for unreasonable premium increases to the federal and relevant state governments" and that health insurance exchanges "will have authority to reject plans with excessive premium increases and to set caps on insurance profits and overhead . . . ." In offering these arguments, the supporting statement demonstrates that the Proposal would require the Company to describe steps being taken to comply with health care laws and regulations, which falls squarely within the confines of the Company's ordinary business.

The Staff has consistently recognized a company's compliance with laws and regulations as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. *See, e.g., The Bear Stearns Companies Inc.* (avail. Feb. 14, 2007) (proposal requesting a Sarbanes-Oxley ("SOX") Right-to-Know Report assessing the costs and benefits of SOX on the company's in-house operations and the impact of SOX on the company's investment banking business); *Morgan Stanley* (avail. Jan. 8, 2007) (same). In *The Bear Stearns Companies Inc.*, the company argued that because the subject matter of the proposal related to the company's compliance with the legal requirements of SOX and the assessment of the liabilities resulting from such compliance, which the company already engaged in as part of its ordinary business operations, the proposal could be excluded under the Rule 14a-8(i)(7) ordinary business exception. *The Bear Stearns Companies Inc.* demonstrated that the Staff had consistently permitted companies to exclude shareholder proposals that relate to compliance with state or federal regulations. *See, e.g., Williamette Industries, Inc.* (avail. Mar. 20, 2001) (concurring with the exclusion of a proposal that requested a report of the company's environmental compliance program); *Humana Inc.* (avail. Feb. 25, 1998) (concurring with the exclusion of a proposal urging the company to appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program because it was directed at matters relating to the conduct of the company's ordinary business). Similarly, in *Morgan Stanley*, the company argued that because the company was required to comply with SOX, compliance was necessarily a matter of the company's ordinary business operations. Here, as in *The Bear Stearns Companies Inc.* and *Morgan Stanley*, the Proposal is essentially asking for a report on how the Company is managing costs in light of recent legislation and regulatory initiatives.

The foregoing letters are part of a long line of precedent holding that proposals that address a company's compliance with laws raise ordinary business issues. *See also Sprint Nextel*

Corp. (avail. Mar. 16, 2010, *recon. denied* Apr. 20, 2010) (proposal requesting that the board of directors explain to shareholders why the company failed to adopt an ethics code that was reasonably designed to deter wrongdoing by its CEO); *Johnson & Johnson* (avail. Feb. 22, 2010) (proposal requesting that the company take specific actions to comply with employment eligibility verification requirements); *FedEx Corp.* (avail. July 14, 2009) (proposal requesting the preparation of a report discussing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors); *Lowe's Companies, Inc.* (avail. Mar. 12, 2008) (same); *The Home Depot, Inc.* (avail. Jan. 25, 2008) (proposal requesting the board publish a report on the company's policies on product safety); *Verizon Communications Inc.* (avail. Jan. 7, 2008) (proposal requesting a report on Verizon's policies for preventing and handling illegal trespassing incidents); *The AES Corp.* (avail. Jan. 9, 2007) (proposal seeking the creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *Halliburton Co. (Global Exchange and John C. Harrington)* (avail. Mar. 10, 2006) (proposal requesting the preparation of a report detailing the company's policies and procedures to reduce or eliminate the recurrence of instances of fraud, bribery and other law violations); *Hudson United Bancorp* (avail. Jan. 24, 2003) (proposal requesting that the board of directors appoint an independent shareholders' committee to investigate possible corporate misconduct); *Humana Inc.* (avail. Feb. 25, 1998) (proposal urging the company to appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program); *Citicorp Inc.* (avail. Jan. 9, 1998) (proposal requesting that the board of directors form an independent committee to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts).

As reflected in the precedent cited above, overseeing and managing the Company's compliance with applicable laws and policies is exactly the type of "matter[] of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." The Proposal directly relates to the Company's compliance activities, including how the Company administers its cost structure in such a way as to be eligible to participate in insurance exchanges, which have yet to be established. The steps the Company is taking to respond to and comply with laws regulating the price of health insurance plans clearly relates to an ordinary business operation. Accordingly, because the Proposal relates to the Company's administrative expenditures and its compliance with state and federal laws, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

C. *Regardless Of Whether The Proposal Involves A Significant Policy Issue, The Proposal Is Excludable As Relating To Ordinary Business Matters*

It is well established that when determining whether a proposal requesting the preparation of a report is excludable under Rule 14a-8(i)(7), the Staff "will consider whether the subject matter of the special report . . . involves a matter of ordinary business." See Exchange Act Release No. 20091 (Aug. 16, 1983).

We acknowledge that in certain instances the Staff has found that product pricing proposals touch on significant policy issues, and has therefore declined to exclude such proposals based on Rule 14a-8(i)(7). *See, e.g., Bristol-Myers Squibb Co.* (avail. Feb. 21, 2000). However, as addressed in the 1998 Release, the Staff has consistently concurred that a proposal may be excluded in its entirety when it implicates ordinary business matters, even if it also touches upon a significant social policy issue. For example, in *General Electric Co.* (avail. Feb. 3, 2005) and *Capital One Financial Corp.* (avail. Feb. 3, 2005), the Staff concurred that proposals relating to "the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries" were excludable under Rule 14a-8(i)(7) as relating to "management of the workforce" even though the proposals also related to offshore relocation of jobs. *Compare General Electric Co.* (avail. Feb. 3, 2004) (proposal addressing only the offshore relocation of jobs was not excludable under Rule 14a-8(i)(7)). Therefore, like the above-cite precedent and unlike *Bristol-Myers Squibb Co.* and *General Electric Co.* (avail. Feb. 3, 2004), the Proposal focuses on an aspect of ordinary business, and any significant policy implicated by its subject matter should not prevent its exclusion.

The Staff has also concurred that a shareholder proposal addressing a number of issues is excludable when some of the issues implicate a company's ordinary business operations. For example, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that General Electric could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the General Electric Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters, namely the choice of accounting methods. Similarly, in *Union Pacific Corp.* (avail. Feb. 21, 2007), a proposal requesting information on the company's efforts to minimize financial risk arising from a terrorist attack or other homeland security incidents was found excludable in its entirety as relating to the evaluation of risk, regardless of whether potential terrorism and homeland security raised significant social policy concerns. *See also Medallion Financial Corp., supra*; *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

As discussed above, the Proposal relates to the Company's ordinary business operations by requesting a report on its administrative expenses, including its "costs for marketing, underwriting, churning, benefit complexity and brokers' fees[.]" In addition, the Proposal relates to the Company's compliance with state and federal laws. Thus, even if the Proposal touches on a significant social policy, under the precedent discussed above, the Proposal is excludable under Rule 14a-8(i)(7) as it also relates to ordinary business matters that do not raise a significant social policy.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." *Id.* The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* 1998 Release at n.30 and accompanying text.

Applying this standard, the Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

As discussed above, the Proposal asks the Company's Board to report on measures being taken "to contain the price increases of health insurance premiums." However, the Company has already published, in its securities filings and in other reports available on the Company's website, detailed information regarding its ongoing efforts to offer affordable insurance coverage to consumers, which substantially implements the Proposal for purposes of Rule 14a-8(i)(10). Specifically, the Company's most recent Annual Report on its Form 10-K, filed with the Commission on February 18, 2010 (the "Form 10-K")[1], contains information on the Company's efforts to contain the price of health insurance premiums, including but not limited to:

- Medical Management Programs that promote cost effective medical care, including Anthem Care Compare, Personal Health Care Guidance, Quality Programs and Formulary Management (pg. 15-16);

- Care Management Programs that reduce medical costs, including the following care management programs and tools included in 360° Health – ConditionCare, 24/7 NurseLine, ComplexCare and MyHealth Advantage (pg. 16-17);

- Company-identified solutions to increase the quality of healthcare while reducing costs, such as "promoting evidence-based medicine and determining real-world outcomes; advancing healthcare quality by disseminating information throughout the system; focusing on prevention and managing chronic illness; improving effective use of drug therapies to prevent and manage illness; promoting

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1 *Available at* http://www.sec.gov/Archives/edgar/data/1156039/000119312510034180/d10k.htm.

strategies to reduce medical errors and adverse drug events; reducing costs through eliminating fraud; reducing costs related to litigation; and improving administration" (pg. 4-5);

- Acquiring a leading radiology benefit management and technology company to provide more efficient radiology services for members (pg. 6);
- The methods employed by the Company's provider networks to lower costs and reduce underwriting risks (pg. 14-15);
- Offering a variety of alternatives to traditional indemnity health insurance to help lower insurance premiums (e.g., HMO/PPO plans, "Consumer-Driven Health Plans," "Point-of-Service" plans, etc.) (pg. 9-12); and
- Information regarding the Company's comprehensive plan to help address the problem of increasing numbers of uninsured individuals through a blend of public and private initiatives (pg. 4).

Moreover, Item 1A of the Form 10-K and the Company's Quarterly Reports on Form 10-Q in 2010 provide a summary of risk factors that address the Proposal's concern with regulatory, legislative and public pressures stemming from recently enacted healthcare legislation, further addressing the essential objective of the Proposal.

Similarly, the Company's 2009 Summary Annual Report[2] (the "2009 Summary") provides information about the Company's approach to emphasizing (i) preventive care designed to promote general well-being among its members (thereby reducing the subsequent need for expensive healthcare services) and (ii) efficiency in its internal operations, the combination of which should enable the Company to avoid compromising quality while it seeks to offer affordable coverage. Additionally, the 2009 Summary discusses measures taken to provide affordable coverage to the Company's members with chronic diseases, such as waiving drug co-pays and providing free access to home tests such as blood glucose monitors. The 2009 Summary also provides information about the Company's efforts to begin implementing "value-based benefit designs" in 2010 in another effort to ensure affordable coverage. Elsewhere on the Company's website, actuarial analyses of the impact of healthcare reform

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[2] *Available at* http://media.corporate-ir.net/media_files/irol/13/130104/wellpoint2009/index.html. *See also* Exhibit B.

on insurance premiums for individuals[3] and businesses[4] are available on a state-by-state basis.

Thus, as described above, the Company's publicly available reports and information address the essential elements of the Proposal by showing (i) how the Company is responding to pressures to offer affordable healthcare coverage, and (ii) the measures the Company is taking to contain the prices of health insurance premiums. When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company may exclude the proposal to avoid subjecting its shareholders to an unnecessary vote. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals requesting reports where the company has already addressed the items requested in other publications. *See, e.g., Alcoa Inc.* (avail. Feb. 3, 2009); *Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008) (in each case concurring with the exclusion of a proposal requesting a report on global warming where the companies had already prepared an environmental sustainability report). *See also ConAgra Foods, Inc.* (avail June 20, 2005); *Albertson's, Inc.* (avail. Mar. 23, 2005); *Lowe's Companies, Inc.* (avail. Mar. 21, 2005) (in each case, concurring with the exclusion of a proposal requesting annual sustainability reports where the companies published reports containing the requested information).

Accordingly, we believe the Company's publicly available information substantially implements the Proposal, and that the Proposal may therefore be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

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3 *See* http://www.wellpoint.com/newsroom/stats_facts.asp.

4 *See* http://www.makinghealthcareformwork.com/healthcarereform.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Kathy Kiefer, the Company's Vice President and Assistant Corporate Secretary, at (317) 488-6562.

Sincerely,



Amy L. Goodman

Enclosure(s)

cc: Kathy Kiefer, WellPoint, Inc.
Rev. Séamus P. Finn, Missionary Oblates of Mary Immaculate

Exhibit A

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province



November 29, 2010

Mr. John Cannon
General Counsel and Corporate Secretary
WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204-4903

Dear Mr. Cannon:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 65 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $100 billion. We are the beneficial owners of 2198 shares of WellPoint. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

My brother Oblates and I are concerned about the increasingly high rates of insurance premiums and submit this resolution on Insurance Premium Price Restraint. In brief, the proposal states that shareholders request that the Board of Directors report by December 2011 (at reasonable cost and omitting proprietary information) how our company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures our company is taking to contain the price increases of health insurance premiums.

It is with this in mind that I will sponsor the enclosed stockholder resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.
I hope that the company will be willing to dialogue with the filers about this proposal. I will be the contact person for this resolution/proposal and can be reached at 202-269-6715 or at seamus@omiusa.org.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE ◆ Washington, DC 20017 ◆ Tel: 202-529-4505 ◆ Fax: 202-529-4572
Website: www.omiusajpic.org

INSURANCE PREMIUM PRICE RESTRAINT

WHEREAS:

Increases in health insurance premiums in recent years have taken a greater share of median household income and made it difficult for many U.S. families to save for education or retirement—or simply to meet day-to-day living expenses—and for employers to maintain the level of health benefits they provide;

A 2009 Commonwealth Fund analysis of federal data found that "if premiums for employer-sponsored insurance grow in each state at the projected national rate of increase, then the average premium for family coverage would rise from $12,298 (the 2008 average) to $23,842 by 2020—a 94 percent increase";

According to another Commonwealth Fund report, administrative costs currently account for nearly 13% of insurance premiums. Administrative costs range from about 5% for large employers and firms that self-insured, to 30% of the premium for individuals who purchase their own insurance. Higher costs for marketing, underwriting, churning, benefit complexity and brokers' fees explain the bulk of the difference.

With the passage of health care reform, health insurers will be required to submit justification for unreasonable premium increases to the federal and relevant state governments before premium increases may take effect, and to report the share of premiums spent on nonmedical costs;

The law also calls for the creation of health insurance exchanges that offer a choice of plans and the ability, for the first time, to truly compare plan premiums. The exchanges will have authority to reject plans with excessive premium increases and to set caps on insurance profits and overhead at no more than 15% of the total premium cost for large employers and 20% of the premium cost for small firms and individuals. This is expected to result in cost savings to employers and workers in the amount of 15% to 20% by 2019;

Insurance companies continue to face pressures at the state and federal levels. State regulators are becoming more aggressive about challenging health plans' rate increase requests (Amednews, September 20, 2010). Massachusetts has capped some premium increases sought by insurance companies. Congressional leaders have asked large insurance companies to provide more transparency in calculating premium increases. (Insurancenews.net, September 21, 2010);

While passage of health reform legislation was a major achievement, there are ongoing concerns as to its long-term affordability and accountability for controlling costs. Failure to control costs could undermine the goals of health care reform, i.e. accessible and affordable health care for all;

RESOLVED: Shareholders request that the Board of Directors report by December 2011 (at reasonable cost and omitting proprietary information) how our company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures our company is taking to contain the price increases of health insurance premiums.



STATE STREET.

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

November 26, 2010

Rev. Seamus Finn, OMI
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
United States Province
391 Michigan Avenue, NE
Washington, DC 20017

Re: [redacted] – Fund [redacted]

Dear Rev. Finn:

This is to confirm that the following security has been held in the above referenced account for at least one year:

Security	Shares	Acquisition Date
Wellpoint Inc.	1858	8/13/2009
Wellpoint Inc.	340	9/17/2009

If you have any questions or need additional information, please call me at (816) 871-7528.

Sincerely,

Ruth S. Mailand

Ruth Mailand
Vice President
Specialized Trust Services



120 Monument Circle
Indianapolis, IN 46204
Tel (317) 488-6562
Fax (317) 488-6616

Kathleen S. Kiefer
Vice President and
Assistant Corporate Secretary

December 9, 2010

VIA OVERNIGHT MAIL
Rev. Seamus Finn
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Ave, N.E.
Washington, D.C. 20017

Dear Rev. Finn:

I am writing on behalf of WellPoint, Inc. (the "Company"), which received a letter dated November 29, 2010 from the Missionary Oblates of Mary Immaculate (the "Proponent") regarding a shareholder proposal entitled "Insurance Premium Price Restraint" for consideration at the Company's 2011 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, the proof of ownership submitted by the Proponent does not satisfy Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The letter from State Street attempting to verify the Proponent's ownership of Company shares does not establish that the Proponent continuously owned the requisite number of shares entitled to vote on the Proposal for a period of one year as of the date the Proposal was submitted because the Proposal was submitted on November 29, 2010 (the date of the Proposal) and the State Street letter indicates only that the Proponent held the requisite number of Company shares for at least one year as of November 26, 2010 (the date of the State Street letter).

To remedy this defect, the Proponent must submit sufficient proof of its ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the

Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting their ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at WellPoint, Inc., 120 Monument Circle, Indianapolis, IN 46204. Alternatively, you may transmit any response by facsimile to me at (317) 488-6616.

If you have any questions with respect to the foregoing, please contact me at (317) 488-6562. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Kathleen S. Kiefer
Vice President and Assistant Corporate Secretary

Enclosures

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote

against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Justice and Peace/Integrity of Creation

Missionary Oblates of Mary Immaculate, United States Province

Web Address: omiusajpic.org

FAX TRANSMITTAL COVER SHEET

TO: Kathleen Kiefer

FAX NUMBER: 317-488-6616

RE: Attached letter of verification

DATE: December 17, 2010

SENDER: Mary O'Herron for Rev. Séamus Finn, OMI

NUMBER OF PAGES TO FOLLOW THIS COVER SHEET: 1

Dear Ms. Kiefer:

Please find attached a new letter of verification of ownership of shares of Wellpoint, Inc. by the Missionary Oblates of Mary Immaculate that we hope is more in line with what is needed. I sent our advisor your letter and enclosure, and this is the result of their looking over your communication.

Naturally, please get back to us if anything else is required.

Thank you for your time on the phone the other day.

Sincerely,



Mary O'Herron

Washington, DC, Office: Séamus Finn, OMI, Director
391 Michigan Avenue, NE Washington, DC 20017 Tel: 202-529-4505 Fax: 202-529-4572 E-mail: seamus@omiusa.org



STATE STREET.

801 Pennsylvania Avenue
Kansas City, MO 64105
Telephone: (816) 871-4100
www.statestreet.com

December 17, 2010

Rev. Seamus Finn, OMI
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
United States Province
391 Michigan Avenue, NE
Washington, DC 20017

Re: [redacted] - Fund [redacted]

Dear Rev. Finn:

This is to confirm that as of Nov. 29 the following security has been held continuously by Missionary Oblates of Mary Immaculate in the above referenced account for at least one year:

Security	Shares	Acquisition Date
Wellpoint Inc.	1858	8/13/2009
Wellpoint Inc.	340	9/17/2009

If you have any questions or need additional information, please call me at (816) 871-9583.

Sincerely,

Jonathan R. Lightfoot

Jonathan R. Lightfoot
Client Service Manager
Specialized Trust Services

Exhibit B


WELLPOINT
Health. Care. Value.

Delivering solutions

2009 SUMMARY ANNUAL REPORT

...right now.

As the nation's largest health benefits company, we are in a unique position to make a major positive impact on the challenges facing the health care system today.

That's what we are doing, right now. Delivering real solutions. Working to make quality health care more affordable, more accessible and simpler to manage. Helping more people achieve what they value above all – peace of mind.

That's WellPoint. That's why we're here.

I want to spend more time with my patients.
Access to high-quality hospitals and doctors is a priority.



ADRIAN DOUGLASS, MD
Physician

I just want to dribble the ball in soccer without being short of breath.
Access to the right asthma medication is important to me.



DECLAN MCLAUGHLIN
Member

I want to be able to play with my kids.
Access to health care programs is a necessity.



ANNETTE ADAMS
Member

I want to balance what is good for our employees and our company.
Providing affordable health care benefits is a top priority.



HENRY J. DUDEK
Customer

I want to live my life to the fullest.
Finding ways to stay healthy is more important to me now than ever.


JOHN HICKS
Senior Member

I have to meet the needs of my clients.
My customers demand affordable access to health care.



BRYAN BRENNER
Broker

I want to ensure all babies are born healthy.
Partners that care about the community will make a real difference.



TANYA HANN
Director, March of Dimes

FINANCIAL HIGHLIGHTS

Dollars in millions, except per share data — Years ended December 31	09	08	07
Operating results			
Total operating revenue	**$60,828.6**	$61,579.2	$60,155.6
Total revenue	**65,028.1**	61,251.1	61,167.9
Net income	**4,745.9**	2,490.7	3,345.4
Earnings per share			
Basic net income	**$ 9.96**	$ 4.79	$ 5.64
Diluted net income	**9.88**	4.76	5.56
Balance sheet information			
Total assets	**$52,125.4**	$48,403.2	$52,060.0
Total liabilities	**27,262.1**	26,971.5	29,069.6
Total shareholders' equity	**24,863.3**	21,431.7	22,990.4
Medical membership (in thousands)			
Commercial	**27,356**	28,304	27,886
Consumer	**4,923**	5,352	5,543
Other	**1,391**	1,393	1,380
Total medical membership	**33,670**	35,049	34,809

Full year 2009 net income included an after-tax gain of $2.4 billion resulting from the sale of the NextRx pharmacy benefit management subsidiaries.

The information presented above should be read in conjunction with the audited consolidated financial statements and accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included in WellPoint's 2009 Annual Report on Form 10-K.

Certain prior year amounts have been reclassified to conform to current year presentation.

TOTAL REVENUE


In billions
$44.6
$57.1
$61.2
$61.3
$65.0
05 06 07 08 09

TOTAL MEDICAL MEMBERSHIP


In millions
33.9
34.1
34.8
35.0
33.7
05 06 07 08 09

DILUTED EARNINGS PER SHARE


In dollars
$3.94
$4.82
$5.56
$4.76
$9.88
05 06 07 08 09

In 2009, our company and the people and communities we serve faced the most challenging economy in a generation. Throughout this difficult time, WellPoint performed solidly and delivered for our customers and our shareholders. We are dedicated to our mission of improving the lives of the people we serve and the health of our communities. Whether it was a customer seeking more affordable benefit options or a member needing help managing a chronic condition, WellPoint delivered real solutions to the real challenges of the past year.



The recession had an impact on our business, as it did on every business in America. At WellPoint, we saw a drop in commercial enrollment, while medical costs continued to rise. However, we did see improved results in our consumer business, and as a result of a number of initiatives, including controlling our administrative costs and effectively implementing our capital management initiatives, we were able to increase our earnings per share. We also had a very smooth closing to our sale of the pharmacy benefits manager, NextRx, to Express Scripts Inc., which included the negotiation of a long-term agreement to better serve our members. In fact, I am proud that we continue to find innovative ways to increase the value of our products and services for our customers. I'm grateful to our WellPoint associates across the country who helped our company manage through this difficult time and who work to put the customer first.

Though the number of Americans who are out of work remains very high, we expect to see improvement in employment toward the end of this year. Whether it's the local depth in our markets, the quality of our brand, or our broad networks of providers, we believe WellPoint is the best-positioned health benefits company in the country. We should benefit as the economy improves because we remain very attractive to both employer groups and individual customers. But we're not going to stand still as if we thought we couldn't be a better company. We believe we can build a better WellPoint. So we're making key investments in our business to offer the best possible health care benefit products and services to our customers and members.

As you can see throughout this report, we're focused on making health benefits more affordable, improving access to care, and simplifying interactions with the delivery system. We believe that we have to favorably impact the value equation in health care while improving the experience of members, doctors, and employers. We're very excited about some of the efforts already underway at WellPoint, as well as the many more to come.

We're focused on making health care more affordable, improving access to care, and simplifying interactions with the system. We believe that we have to get at the value equation in health care while improving the experience of members, providers, businesses and institutions.

One way that we've been focused on making health care more affordable is by introducing innovative, lower-cost plans such as our ValueAdvantage HMO plans in Virginia. We're working to improve access to health care in a number of ways, through strengthening and expanding our networks of doctors and hospitals and by reaching out to underserved communities that might suffer from higher rates of diabetes and heart disease. And when it comes to bringing greater simplicity to those navigating the delivery system, we've expanded innovative new tools like Care Comparison, which provides side-by-side cost and quality information on 35 specific medical procedures. It's our goal to have Care Comparison either fully implemented or in the process of being implemented across all our plans by the end of this year.

We believe that we can make a difference in the affordability, accessibility and simplicity of health care through continued innovation and by working hard to provide the best health care value to our customers every day. America needs real solutions to the real challenges facing our health care system, and we believe we play a vital role in making these solutions a reality for our customers and our members. WellPoint will continue to be a vocal advocate for improving the health care system for the American people.

As WellPoint moves forward, our entire team is focused on managing the fundamentals of our business and continuing to improve the health care experience for consumers across the nation. We never lose sight of the fact that our success depends on putting our customers first. In this way we will fulfill our mission to improve the lives of the people we serve and the health of our communities, something that inspires WellPoint associates and me every day.



Angela F. Braly
Chair of the Board,
President and Chief Executive Officer

affordability

Cost is perhaps the single biggest challenge in health care today. At WellPoint, we know that to avoid compromising quality, the solution is in a combination of prevention and efficiency. We're supporting both with a variety of programs designed to improve awareness, encourage healthy choices and deliver better outcomes more efficiently.

CLIENT HEALTH INDEX Feedback from some of our largest customers led to the creation of the Client Health Index. A natural evolution from WellPoint's Member Health Index, CHI provides a method to calculate the health of members at an employer-specific level by looking at 20 different measures in three areas: Screening and Prevention, Care Management, and Worksite Environment. CHI is designed to allow employers to track health over time and assist in identifying opportunities to improve their employees' health.


Total Index Points
80
60
40
20
0
A
B
C
D
E

VALUE BASED BENEFIT DESIGN We're helping thousands of members with chronic diseases in programs nationwide afford health care by waiving drug co-pays and providing free access to important home tests, such as blood glucose monitors. Reduced costs, educational materials and important outreach by health educators and pharmacist consultations have helped members change their behaviors and improve their health. We've created value based benefit designs that focus on improving members' health and creating savings for both the member and the employer. Our affiliated health plans will begin to offer value based benefit designs to fully insured customers in 2010.

Putting chronically ill members first is a priority for associate Laurie Amirpoor, who was instrumental in developing value based benefits.




one sight
Giving the gift of sight since 1988
Powered by EyeMed
VISION CARE
Driven to
PVM 2867


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CALCULATE YOUR HEALTH FOOTPRINT
connects.anthem.com

VISION VAN To help children maintain healthy eyes, WellPoint teams with OneSight®, a Luxottica Group Foundation, to bring the Vision Van program to communities throughout the year. Students in kindergarten through high school are pre-selected based on their financial and vision needs to receive free vision care, which includes full vision exams and new glasses. This event makes a meaningful difference in the lives of students who might not otherwise have had their vision needs met. More than 2,000 students were helped in 2009 when the van made stops for WellPoint-affiliated health plans in Indiana, Connecticut and Georgia.

HEALTH FOOTPRINT We often underestimate the impact our decisions – and the decisions of those close to us – have on our health. For a snapshot of your health and how your choices affect family members, friends and coworkers, calculate your Health Footprint®. The bigger it is, the more influence you have on your health and the health of those in your social network. WellPoint is working with Bob Harper from *The Biggest Loser* to highlight the importance of the Health Footprint and to deliver tips that can help you improve your score. To calculate yours, visit connects.anthem.com.

The Vision Van is driven to local communities across the country, giving children access to free eye care and eye glasses.

accessibility

The highest quality health care is of much less value if it's not accessible to those who need it most. Accessibility is central to what WellPoint seeks to offer – with a range of innovative programs and benefits, we're working to help make sure members and communities have the resources they require to get the care they need.

BenefitsCheckUp®

Are you a U.S. veteran?

Have you had an eye exam by a medical doctor (ophthalmologist) in the last three years?

Are you dependent on family members or others for care?

NATIONAL COUNCIL ON AGING WellPoint and the National Council on Aging (NCOA) realize that many factors contribute to the health and well-being of senior Americans, including access to quality health care, community resources and financial assistance for basics such as prescription drugs and food. That's why WellPoint is sponsoring NCOA's BenefitsCheckUp®, a comprehensive online resource that provides members of WellPoint's affiliated health plans access to 1,500 benefits programs throughout all 50 states and the District of Columbia.

INTEGRATED CARE MANAGEMENT Employers want a fully integrated health care model that incorporates medical, behavioral, disability, wellness and EAP programs. To meet this need, WellPoint developed the Integrated Care Management model (ICM). ICM is member/family-centric and is a metrics-based care management program. It includes an integrated team of physicians, nurses, pharmacists and other health care professionals, with a dedicated nurse for family members. Members receive individual care plans, which results in increased engagement. Employers have more empowered employees, reduced absenteeism, increased member satisfaction and improved health care trends.

Through integrated care management, members receive individual care plans with long- and short-term goals, while employers have more empowered employees, reduced absenteeism and improved health care trends. Today, more than 2.2 million members participate in this integrated care management model.


mmol/L
M
C



ASTHMA RESEARCH We used our ability to see how people respond to medicine in the real world to study asthma. Even though inhalers are shown to be more effective in clinical trials, research conducted by our outcomes research company, HealthCore, found members taking oral tablets were more consistent in taking their medication and were less likely to require medical care for serious attacks. As a result, we changed our rules so that members' physicians don't need our approval before prescribing an oral tablet for the member.

Members in Georgia have a unique resource that greatly assists them after a breast cancer diagnosis. Feedback from members and providers has been extremely positive, and led to a collaboration between WellPoint and the American Cancer Society.

BREAST CANCER CARE
A breast cancer diagnosis can be one of the most difficult and confusing times in a person's life. WellPoint's breast cancer care program is designed to give members guidance and information that will increase communications between the caregiver and the patient. In addition, WellPoint recently collaborated with the American Cancer Society to study disparities in breast cancer treatments. Results showed African-American women are diagnosed in later stages of the disease. Understanding these disparities is the first step in enhancing and improving outcomes for all members.



simplicity

In health care, complexity is the enemy of quality. In 2009, WellPoint continued to create new ways to make it simpler, for members and providers alike, to maintain healthy lives. From online tools to home delivery programs, to investments that create wider offerings from a single source, we are delivering solutions, right now, to make a real difference.

PATIENT-CENTERED MEDICAL HOME Stronger relationships with physicians help more individuals focus on prevention, better manage chronic conditions, and receive appropriate follow-up care. Innovative patient-centered medical home initiatives enable members to access comprehensive, coordinated care through a personal health care team. An enhanced payment model supports more personalized care from physicians, while providing better access to a care team that helps them navigate the health care system in the local community.



CARE COMPARISON Making informed health care decisions are keys to improving well-being, decreasing costs and increasing access to affordable, quality health care. Care Comparison is an industry-leading e-tool that is giving members across the country vital information on costs and quality. This information is helping members make informed decisions about their health care based on knowing how much they will spend out-of-pocket for certain medical procedures, along with quality measures at contracted providers. And they can compare the costs and quality for different providers, helping them make the most informed decision.


Anthem
6:15 PM
Welcome to Anthem Blue Cross and Blue Shield

Through Care Comparison, members have a simplified approach to understanding true, out-of-pocket costs for 35 hospital-based procedures.




availity

availity®
Patients. Not paperwork.

DAILY MED For members who suffer from chronic conditions, trying to remember when or how to take six or more medications a day is a way of life. That's why our State Sponsored Business has teamed with Arcadia HealthCare, Inc. to offer DailyMed™ – a pharmacy program to help members better manage their medication regime. DailyMed combines the benefit of personal Medication Therapy Management with the simplicity of having a 30-day supply of their medications delivered to their home, individually packaged and labeled with the date and time each packet should be taken.

AVAILITY Doctors want to spend more time on care and less time on paperwork. Through collaboration with Availity, we are helping simplify the health care process so doctors can do just that. A single, multi-health plan Web portal streamlines the health care administration process for members, providers and health plans by enabling them to perform common administrative transactions such as billing and eligibility inquiries in an easy and consistent manner. Not only does this innovative system save time, it removes costs from the health care system and gives doctors more time to spend with their patients.

The right medications at the right time can help members avoid medication errors and improve their quality of life. It's easy, organized, monitored and above all, safe.

1 IN 9 Americans are covered by WellPoint's affiliated health plans

BLUE-LICENSED SUBSIDIARIES


Anthem

WellPoint works to simplify the connection between Health, Care and Value. We help to improve the health of our communities, deliver better care to members, and provide greater value to our customers and shareholders. WellPoint is the nation's largest health benefits company, with 33.7 million members in its affiliated health plans.

KEY FINANCIAL METRICS

60.8	3.0	82.6%	15.9%
OPERATING REVENUE (Dollars in billions)	OPERATING CASH FLOW (Dollars in billions)	BENEFIT EXPENSE RATIO	SELLING, GENERAL AND ADMINISTRATIVE EXPENSE RATIO

CUSTOMER BASE*



- Local Group 47%
- National Accounts[+] 20%
- BlueCard 14%
- Individual 6%
- State Sponsored 5%
- Federal Employee Program 4%
- Senior 4%

[+] *Including BlueCard*



- Self-Funded 54%
- Fully Insured 46%

* *At December 31, 2009*

MISSION To improve the lives of the people we serve and the health of our communities.

33.7 million MEDICAL MEMBERS

WellPoint's affiliated health plans have among the most diverse customer bases in the industry.

Individual
Individual customers under age 65 and their covered dependents.

Local Group
Employer customers with less than 5% of eligible employees located outside of the headquarter state, as well as customers with more than 5% of eligible employees located outside of the headquarter state with up to 2,500 eligible employees.

National Accounts
Generally multi-state employer groups primarily headquartered in a WellPoint service area with at least 5% of the eligible employees located outside of the headquarter state and with more than 2,500 eligible employees. Some exceptions are allowed based on broker relationships.


Anthem.


Empire
BLUECROSS BLUESHIELD


Empire
BLUECROSS


BlueCross
BlueShield


BlueCross
BlueShield

Our customer base

2009 MEDICAL MEMBERSHIP
(In millions)

LOCAL GROUP	15.7
NATIONAL ACCOUNTS *(including BlueCard)*	11.6
INDIVIDUAL	2.1
STATE SPONSORED	1.7
FEDERAL EMPLOYEE PROGRAM	1.4
SENIOR	1.2

2009 SPECIALTY MEMBERSHIP
(In millions)

BEHAVIORAL HEALTH	23.0
LIFE AND DISABILITY	5.4
DENTAL	4.3
MANAGED DENTAL *(including DeCare)*	3.9
VISION	3.1
MEDICARE PART D	1.5

BLUE CROSS AND/OR BLUE CROSS BLUE SHIELD LICENSEES*

California
Colorado
Connecticut
Georgia
Indiana
Kentucky
Maine
Missouri
Nevada
New Hampshire
New York
Ohio
Virginia
Wisconsin

Service areas include these states and/or portions of these states



PROMISE We simplify the connection between Health, Care and Value.

Senior
Medicare-eligible individual members age 65 and over who have enrolled in Medicare Advantage, a managed care alternative for the Medicare program, or who have purchased Medicare Supplement benefit coverage.

State Sponsored
Eligible members with state-sponsored managed care alternatives for the Medicaid and State Children's Health Insurance programs that we manage.

BlueCard®
Members of Blue plans not owned by WellPoint who receive health care services in our Blue plan states.

Specialty
We offer integrated Life, Disability, Vision and Dental products which provide administrative efficiency and enhanced product value.

Federal Employee Program (FEP) United States government employees and their dependents within our geographic markets through our participation in the national contract between the BCBSA and the U.S. Office of Personnel Management.

responsibility

WellPoint's commitment to corporate and social responsibility aligns inherently with the principles of the company's mission. We work to improve the lives of the people we serve and the health of our communities through our foundation, our community relations, our associates' volunteerism and sustainability programs. Learn more at www.wellpointfoundation.org.

THE WELLPOINT FOUNDATION One of the country's largest corporate foundations, the WellPoint Foundation is our philanthropic arm, committed to enhancing the health and well-being of individuals and families in WellPoint communities. The Foundation supports non-profit organizations that share our common goal of addressing preventable health concerns through strategic choices. The Foundation also matches funds pledged to six specific non-profit organizations focused on health and human services through the company's annual associate giving campaign.



COMMUNITY SERVICE DAY One of WellPoint's greatest resources is its associates. This is most evident on the company's annual Community Service Day in locations across the country. Thousands of associates, their friends and their families come together to help the communities we serve through a variety of service projects. In 2009, WellPoint associates participated in 200 projects across 32 states and the District of Columbia. Projects were developed by working in collaboration with the United Way, March of Dimes, Boys & Girls Clubs of America, Keep America Beautiful, and Feeding America.

Richmond-based associate Shirley Lucas is a strong supporter of her community. Through the Associate Giving Campaign, Community Service Day, the Heart Walk and other WellPoint-sponsored activities, she is serving as a true example of the WellPoint mission.





DIVERSITY A company's culture is a capability not easily duplicated by competition, and diversity and inclusion are important aspects of WellPoint's culture that position us as an employer of choice, industry leader, and trusted corporate partner in our communities. WellPoint finds strength in each associate's individual perspectives, and understands that different views and approaches foster innovation and creativity while improving our competitive edge. A diverse workforce and inclusive workplace enable us to best serve the needs of our members, customers, and providers to attain business success.

Our associates reflect the diversity of the communities we serve and our membership base. At WellPoint, we believe our diversity is among our greatest strengths.

SUSTAINABILITY Consistent with WellPoint's mission of improving the lives of the people we serve and the health of our communities, WellPoint recognizes the importance environmental health has on personal health and wellness. We have "green" teams leading initiatives in offices across the country toward a commitment of providing efficient working conditions for employees, reducing our corporate environmental footprint and improving the natural environment around us.

CONSOLIDATED BALANCE SHEETS

In millions, except per share data	Years ended December 31	09	08
Assets			
Current assets			
Cash and cash equivalents		**$ 4,816.1**	$ 2,183.9
Investments available-for-sale, at fair value		**16,707.6**	2,652.8
Other invested assets, current		**26.5**	23.6
Premium and self-funded receivables		**3,281.0**	3,042.9
Other receivables		**1,052.3**	1,546.7
Income tax receivable		**–**	159.9
Securities lending collateral		**394.8**	529.0
Deferred tax assets, net		**523.8**	779.0
Other current assets		**1,268.6**	1,212.2
Total current assets		**28,070.7**	12,130.0
Long-term investments available-for-sale, at fair value		**262.9**	11,839.1
Other invested assets, long-term		**775.3**	703.2
Property and equipment, net		**1,099.6**	1,054.5
Goodwill		**13,264.6**	13,461.3
Other intangible assets		**8,259.3**	8,827.2
Other noncurrent assets		**393.0**	387.9
Total assets		**$52,125.4**	$48,403.2
Liabilities and shareholders' equity			
Liabilities			
Current liabilities			
Policy liabilities			
Medical claims payable		**$ 5,450.5**	$ 6,184.7
Reserves for future policy benefits		**62.6**	64.5
Other policyholder liabilities		**1,617.6**	1,626.8
Total policy liabilities		**7,130.7**	7,876.0
Unearned income		**1,050.0**	1,087.7
Accounts payable and accrued expenses		**2,994.1**	2,856.5
Income tax payable		**1,228.7**	–
Security trades pending payable		**37.6**	5.8
Securities lending payable		**396.6**	529.0
Short-term borrowings		**–**	98.0
Current portion of long-term debt		**60.8**	909.7
Other current liabilities		**1,775.2**	1,657.6
Total current liabilities		**14,673.7**	15,020.3
Long-term debt, less current portion		**8,338.3**	7,833.9
Reserves for future policy benefits, noncurrent		**664.6**	664.7
Deferred tax liability, net		**2,470.4**	2,098.9
Other noncurrent liabilities		**1,115.1**	1,353.7
Total liabilities		**27,262.1**	26,971.5
Shareholders' equity			
Common stock, par value $0.01		**4.5**	5.0
Additional paid-in capital		**15,192.2**	16,843.0
Retained earnings		**9,598.5**	5,479.4
Accumulated other comprehensive income (loss)		**68.1**	(895.7)
Total shareholders' equity		**24,863.3**	21,431.7
Total liabilities and shareholders' equity		**$52,125.4**	$48,403.2

The information presented above should be read in conjunction with the audited financial statements and accompanying notes included in WellPoint's 2009 Annual Report on Form 10-K.

CONSOLIDATED STATEMENTS OF INCOME

In millions, except per share data Years ended December 31	09	08	07
Revenues			
Premiums	**$56,382.0**	$57,101.0	$55,865.0
Administrative fees	**3,840.3**	3,836.6	3,673.6
Other revenue	**606.3**	641.6	617.0
Total operating revenue	**60,828.6**	61,579.2	60,155.6
Net investment income	**801.0**	851.1	1,001.1
Gain on sale of business	**3,792.3**	–	–
Net realized (losses) gains on investments	**(393.8)**	(1,179.2)	11.2
Total revenues	**65,028.1**	61,251.1	61,167.9
Expenses			
Benefit expense	**46,571.1**	47,742.4	46,037.2
Selling, general and administrative expense			
Selling expense	**1,685.5**	1,778.4	1,716.8
General and administrative expense	**7,973.6**	7,242.1	6,984.7
Total selling, general and administrative expense	**9,659.1**	9,020.5	8,701.5
Cost of drugs	**419.0**	468.5	432.7
Interest expense	**447.4**	469.8	447.9
Amortization of other intangible assets	**266.0**	286.1	290.7
Impairment of goodwill and other intangible assets	**262.5**	141.4	–
Total expenses	**57,625.1**	58,128.7	55,910.0
Income before income tax expense	**7,403.0**	3,122.4	5,257.9
Income tax expense	**2,657.1**	631.7	1,912.5
Net income	**$ 4,745.9**	$ 2,490.7	$ 3,345.4
Net income per share			
Basic	**$ 9.96**	$ 4.79	$ 5.64
Diluted	**$ 9.88**	$ 4.76	$ 5.56

Full year 2009 net income included an after-tax gain of $2.4 billion resulting from the sale of the NextRx pharmacy benefit management subsidiaries.

The information presented above should be read in conjunction with the audited financial statements and accompanying notes included in WellPoint's 2009 Annual Report on Form 10-K.

CONSOLIDATED STATEMENTS OF CASH FLOW

In millions Years ended December 31	09	08	07
Operating activities			
Net income	**$ 4,745.9**	$ 2,490.7	$ 3,345.4
Adjustments to reconcile net income to net cash provided by operating activities			
Net realized losses (gains) on investments	**393.8**	1,179.2	(11.2)
Loss on disposal of assets	**16.4**	7.2	11.3
Gain on sale of business	**(3,792.3)**	–	–
Deferred income taxes	**61.3**	(481.4)	(105.5)
Amortization and depreciation expense	**553.5**	571.7	586.2
Impairment of goodwill and other intangible assets	**262.5**	141.4	–
Share-based compensation	**153.6**	156.0	177.1
Excess tax benefits from share-based compensation	**(9.6)**	(16.0)	(153.3)
Changes in operating assets and liabilities, net of effect of business combinations/divestitures			
Receivables, net	**(484.2)**	(558.7)	(448.6)
Other invested assets, current	**(62.5)**	103.3	(3.0)
Other assets	**(119.3)**	(340.2)	174.4
Policy liabilities	**(748.2)**	194.9	257.7
Unearned income	**(27.3)**	(26.7)	125.5
Accounts payable and accrued expenses	**952.8**	(106.3)	(235.2)
Other liabilities	**(248.8)**	(797.0)	176.5
Income taxes	**1,391.4**	(47.3)	447.3
Other, net	**(0.1)**	64.6	–
Net cash provided by operating activities	**3,038.9**	2,535.4	4,344.6
Investing activities			
Net (purchases) proceeds of fixed maturity securities	**(1,538.5)**	1,173.3	(184.6)
Net proceeds (purchases) of equity securities	**258.4**	(244.4)	22.5
Net purchases of other invested assets	**(45.5)**	(112.2)	(92.0)
Changes in securities lending collateral	**132.4**	325.1	50.6
Net sales (purchases) of subsidiaries, net of cash sold or acquired	**4,606.0**	(192.7)	(298.5)
Net purchases of property and equipment	**(378.0)**	(332.9)	(264.7)
Other, net	**(32.0)**	–	(2.2)
Net cash provided by (used in) investing activities	**3,002.8**	616.2	(768.9)
Financing activities			
Net (repayments of) proceeds from commercial paper borrowings	**(397.0)**	(900.6)	502.8
Proceeds from long-term borrowings	**990.3**	525.0	1,978.3
Net (repayments of) proceeds from short-term borrowings	**(98.0)**	98.0	–
Repayment of long-term borrowings	**(919.3)**	(38.7)	(509.7)
Changes in securities lending payable	**(132.4)**	(325.1)	(50.6)
Changes in bank overdrafts	**(344.1)**	44.8	(117.1)
Repurchase and retirement of common stock	**(2,638.4)**	(3,276.2)	(6,151.4)
Proceeds from exercise of employee stock options and employee stock purchase plan	**126.5**	121.2	784.5
Excess tax benefits from share-based compensation	**9.6**	16.0	153.3
Net cash used in financing activities	**(3,402.8)**	(3,735.6)	(3,409.9)
Effect of foreign exchange rates on cash and cash equivalents	**(6.7)**	–	–
Change in cash and cash equivalents	**2,632.2**	(584.0)	165.8
Cash and cash equivalents at beginning of year	**2,183.9**	2,767.9	2,602.1
Cash and cash equivalents at end of year	**$ 4,816.1**	$ 2,183.9	$ 2,767.9

The information presented above should be read in conjunction with the audited financial statements and accompanying notes included in WellPoint's 2009 Annual Report on Form 10-K.

BOARD OF DIRECTORS

Angela F. Braly ●
Chair of the Board,
President and
Chief Executive Officer

Lenox D. Baker, Jr., M.D. ✣
President,
Mid-Atlantic Cardiothoracic
Surgeons, Ltd.

Susan B. Bayh ✣
Attorney at Law

Sheila P. Burke ■
Senior Research Faculty,
John F. Kennedy School
of Government,
Harvard University

William H.T. Bush ◆ ● ✣
Chairman,
Bush O'Donnell & Co., Inc.

Julie A. Hill ■ ✣
Owner of the Hill Company

Warren Y. Jobe ▲
Former Senior Vice President,
Southern Company

Victor S. Liss ▲
Vice Chairman,
Trans-Lux Corporation

William G. Mays ▲
President and
Chief Executive Officer,
Mays Chemical Company

Ramiro G. Peru ▲
Former Executive
Vice President,
Chief Financial Officer,
Phelps Dodge Corporation

Jane G. Pisano, Ph.D. ◆ ✣
President, Director,
The Natural History Museum
of Los Angeles County

Sen. Donald W. Riegle, Jr. ◆ ■
Chairman,
APCO Worldwide –
Government Affairs

William J. Ryan ◆ ●
Chairman,
TD Banknorth Inc.

George A. Schaefer, Jr. ▲ ●
Former Chairman, CEO,
Fifth Third Bancorp

Jackie M. Ward ◆ ● ■
Retired CEO,
Computer Generation
Incorporated

John E. Zuccotti ■
Chairman,
Brookfield Financial Properties
and of counsel,
Weil Gotshal & Manges LLP

EXECUTIVE LEADERSHIP TEAM

Angela F. Braly
Chair of the Board,
President and
Chief Executive Officer

Lori Beer
Executive Vice President,
Chief Information Officer

Randy L. Brown
Executive Vice President,
Chief Human
Resources Officer

John Cannon
Executive Vice President,
General Counsel and
Corporate Secretary

Wayne S. DeVeydt
Executive Vice President,
Chief Financial Officer

Bradley M. Fluegel
Executive Vice President,
Chief Strategy and
External Affairs Officer

Ken Goulet
Executive Vice President
President and CEO,
Commercial Business

Dijuana K. Lewis
Executive Vice President,
President and CEO,
Comprehensive Health
Solutions Business Unit

Cynthia S. Miller
Executive Vice President,
Chief Actuary

Samuel R. Nussbaum, M.D.
Executive Vice President,
Clinical Health Policy and
Chief Medical Officer

Brian A. Sassi
Executive Vice President,
President and CEO,
Consumer Business

▲ Audit Committee
◆ Compensation Committee
● Executive Committee
■ Governance Committee
✣ Planning Committee

Blue symbol indicates committee chair

SHAREHOLDER INFORMATION

Corporate Headquarters
WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204-4903
www.wellpoint.com

Account Questions
Our transfer agent, Computershare, can help you with a variety of shareholder-related services, including:
- Change of address
- Transfer of stock to another person
- Lost stock certificates
- Additional administrative services

Please include your name, address and telephone number with all correspondence and specify the most convenient time to contact you.

You can call Computershare toll-free at: (866) 299-9628 Monday through Friday, excluding holidays, from 9 a.m. to 5 p.m. Eastern Time.

Written correspondence can be sent to: WellPoint Shareholder Services c/o Computershare Trust Company, N.A.
P.O. Box 43037
Providence, Rhode Island 02940-3037
E-mail: wellpointinc@computershare.com

Online Materials
WellPoint is committed to sustainability practices that reduce its carbon footprint. Please visit www.wellpoint.com under the "Investor Info" tab for SEC filings, financial press releases, stock performance and details about upcoming events. You can also sign up to receive e-mail alerts whenever new information is posted and browse the site to download reports electronically. An electronic version of this report is also available: www.wellpoint.com/annualreport/2009

Investor and Shareholder Information
Shareholders may receive, without charge, a copy of WellPoint, Inc.'s Annual Report on Form 10-K, including consolidated financial statements, as filed with the Securities and Exchange Commission (which is WellPoint's/our Annual Report to Shareholders). WellPoint's Annual Report and other information are also available on WellPoint's Investor Relations Web site at www.wellpoint.com. To request an Annual Report or additional information, please choose from one of the following:

Institutional Investors
WellPoint, Inc.
Investor Relations Department
120 Monument Circle
Indianapolis, Indiana 46204-4903
(317) 488-6390
E-mail: michael.kleinman@wellpoint.com

Individual Shareholders
WellPoint, Inc.
Shareholder Services Department
120 Monument Circle
Indianapolis, Indiana 46204-4903
(800) 985-0999 (toll free)
E-mail: shareholderservices@wellpoint.com

Annual Meeting
The 2010 annual meeting of shareholders of WellPoint, Inc. will be held at 8:00 a.m. Eastern Daylight Time on Tuesday, May 18, 2010, at the Hilton Hotel at 120 West Market Street, Indianapolis, Indiana.

Market Price of Common Stock
WellPoint's common stock, par value $0.01 per share, is listed on the New York Stock Exchange (NYSE) under the symbol "WLP." On February 10, 2010, the stock closed on the NYSE at $60.01. As of February 10, 2010, there were 106,208 shareholders of record of the common stock. The following table presents high and low sales prices for the common stock on the NYSE for the periods indicated.

	High	Low
09		
First Quarter	$46.49	$29.32
Second Quarter	52.00	36.41
Third Quarter	55.73	46.96
Fourth Quarter	60.89	44.04
08		
First Quarter	$80.00	$43.02
Second Quarter	57.08	43.30
Third Quarter	57.56	43.13
Fourth Quarter	45.19	27.30

Dividends
WellPoint, Inc. has not to date paid cash dividends on common stock. The declaration and payment of future dividends will be at the discretion of the Board of Directors.

About WellPoint, Inc. [illegible]

Design: Coates and Coates. Photography: Charlie Simokaitis. Printing: Lithographix.



WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204-4903
www.wellpoint.com